[Letterhead of Wachtell, Lipton, Rosen & Katz]

Direct Dial: (212) 403-1327

Direct Fax: (212) 403-2327

E-Mail: dckarp@wlrk.com

November 13, 2006

VIA EDGAR AND HAND DELIVERY

Christian Windsor, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	NYSE Euronext, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 30, 2006
File Number 333-137506

Dear Mr. Windsor:

On behalf of our client, NYSE Euronext, Inc. (“NYSE Euronext”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance and the Staff of the Division of Market Regulation of the Securities and Exchange Commission (the “SEC”) that appeared in your letter, dated November 9, 2006, with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, NYSE Group, Inc. (“NYSE Group”), Euronext N.V. (“Euronext”) and Citigroup Global Markets Inc. (“Citigroup”) regarding the Staff’s comments relating to NYSE

Group, Euronext and Citigroup, respectively.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, NYSE Euronext is filing Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 (the “Registration Statement”).  We are providing supplementally to each of the Staff of the Division of Corporation Finance and the Staff of the Division of Market Regulation six copies of a version of Amendment No. 2 that has been marked by the financial printers to show the changes since the filing of Amendment No. 1 to the Registration Statement on October 30, 2006.  All page references in the responses set forth below are to the pages of Amendment No. 2 that has been marked by the financial printers.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Division of Corporation Finance

General

1.                                      We note your response to our prior comment no. 2.  Please disclose the material nonpublic data for each party to the merger that that was shared with the other party and contributed to the calculation of the projected cost savings and projected revenue synergies already disclosed in the prospectus.  At a minimum, disclose revenue projections, operating expenses, and net income.  Both a tabular and narrative presentation is appropriate.

Response:  The Staff is supplementally advised that the material nonpublic data that each party shared with the other party with respect to the projected cost savings and projected revenue synergies is set forth in the Registration Statement.  In addition, as discussed among David Karp of Wachtell, Lipton, Rosen & Katz, as counsel to NYSE Euronext and NYSE Group, Victor Lewkow of Cleary Gottlieb Steen & Hamilton LLP, as counsel to Euronext, and the Staff on November 13, 2006, NYSE Euronext, NYSE Group and Euronext respectfully submit that additional disclosure with respect to projected revenues, operating expenses and net income would not be appropriate in these circumstances and could be misleading to stockholders.

2.                                      We note your response to prior comment no. 4.  However, the unbundling rules require that each material change to the rights of shareholders be voted on as a separate matter and be so listed on the proxy.  In particular, we note two or more changes from majority to supermajority voting requirements.  Please unbundle these items or tell us why the rules do not require this.  Refer to the fifth supplement to the telephone interpretation manual (September 2004).

Response:  The Staff is supplementally advised that each material change to the rights of shareholders that are required to be unbundled have been separately listed on the proxy.  The Fifth Supplement to the Staff’s Telephone Interpretation Manual states that unbundling is required for each material item where “state law, securities exchange listing standards, or the company’s charter or by-laws would require shareholder approval of the proposed changes if they were presented on their own.”  The Registration Statement sets forth the changes to the certificate of incorporation separately because such changes to the NYSE Group certificate of incorporation would require stockholder approval.  However, the changes to the bylaws are not presented separately because such changes to the NYSE Group bylaws would not require stockholder approval.  Under the current NYSE Group bylaws, the NYSE Group board of directors does not need stockholder approval to change the NYSE Group bylaws.

3.                                      Please advise the Staff, the identity of the advisor who will update the Supervisory Board, regarding its fairness opinion.  Also, clarify whether that opinion will be filed after it has been given, or if not, provide your analysis as to why it is not required.

Response:  Euronext has publicly announced that, as required by the French regulators under new rules, it has retained Houlihan Lokey as an independent advisor, which will render a report in compliance with those rules.  If that report is furnished to the Euronext Supervisory Board prior to the effectiveness of the Registration Statement (as is currently expected), and is relied on by the Euronext Supervisory Board in making its recommendation to Euronext shareholders, we expect to refer to it in the Registration Statement (and would do so in a pre-effective amendment to the Registration Statement).  As discussed with the Staff on November 13, 2006, because the report will be in a form that is not a typical U.S.-style fairness opinion, we plan to refer to it briefly in the body of the prospectus and attach it to the prospectus, consistent with the approach under French regulations.  We would not summarize the report or the financial analysis underlying the report in the body of the prospectus.

Opinion of NYSE Group’s Financial Advisor, page 94

4.                                      We note your response to our prior comment no. 18.  Please confirm the staff’s understanding that your disclosure includes all compensation paid by NYSE Group and its affiliates to Citigroup and its affiliates.

Response:  We have been advised by Citigroup and NYSE Group that, to their knowledge, the disclosure includes all compensation paid by NYSE Group and its affiliates to Citigroup and its affiliates.

Material U.S. Federal Income Tax Consequences, page 125

5.                                      Please revise the disclaimer on page 126 to avoid the implication that the discussion cannot be relied upon by investors.  We specifically note the phrase “for general information only.”  Please also revise the later phrase to state that holders are urged to consult their tax advisors regarding their particular circumstances.

Response:  The disclosure on page 125 has been revised to address the Staff’s comment.

Post-Closing Reorganization, page 143

6.                                      We note your response to our prior comment 25.  Please revise here and in the risk factor on page 38 to disclose the consequences for the company if the post-closing reorganization is not completed and the company is not able to acquire 100% ownership of Euronext.

Response:  The disclosure on pages 36, 40 and 145 has been revised to further address the Staff’s comment.

Exhibit 8.1

7.                                      A short-form tax opinion must state that the discussion of Federal Income Tax consequences in the prospectus is the opinion of counsel.  Similarly, the discussion beginning on page 125 must state that it is counsel’s opinion.  Please revise accordingly.  Please note that Item 60l(b)(8) of Regulation S-K does not require an opinion as to the accuracy of the discussion, but an opinion as to the material federal income tax consequences.

Response:  Exhibit 8.1 and the disclosure on page 125 have been revised to address the Staff’s comment.

Consolidated Financial Statements of NYSE Group, Inc.

Note 7 — Stock Based Compensation, page FIN 15

8.                                      We note your response to comment 35 of our letter dated October 20, 2006.  Please revise to disclose the method of estimating the fair value of stock options and restricted stock granted including any assumptions you made in determining the fair value of such instruments.  Refer to sample disclosures set forth in paragraph A240 (e) of SFAS 123R.

Response:  The disclosure on pages FIN 16 to FIN 17 has been revised to address the Staff’s comment.

Division of Market Regulation

Summary—Certain Differences in the Rights Before and After the Combination, page 20

1.                                      We note that the description of the voting and ownership limitations in the NYSE Euronext certificate of incorporation in the second bullet omits information and/or states incorrectly important information that is included in the description in the “Comparison of Shareholder Rights Prior to and after the Combination.”  Items (1) and (3) do not match the descriptions on pages 432 and 430, respectively.  For example, items (1) and (3) on page 20 refer to “capital stock,” whereas pages 432 and 430 correctly refer to the total number of votes entitled to be cast.  Please revise the Registration Statement to reconcile all aspects of the voting and ownership limitations statements to each other and to the applicable governing documents.  Please make corresponding changes in the last paragraph on page 42.

Response:  The disclosure on pages 20, 431 and 433 has been revised to address the Staff’s comment.

Summary—Certain Differences in the Rights Before and After the Combination, page 20

2.                                      We note that the description of the voting and ownership limitations in the NYSE Euronext certificate of incorporation in item (2) of the second bullet and the related statement on page 432 refer to votes “being cast,” whereas the standard in the NYSE Group certificate of incorporation refers to votes “entitled to be cast.”  Please revise to reconcile with the appropriate governing document.  Please make a corresponding change in the last paragraph on page 42.

Response:  The disclosure on pages 20, 431 and 433 has been revised to address the Staff’s comment.

Risk Factors—Risks Relating to NYSE Euronext’s Business—NYSE Euronext will face numerous competitors in the United States, Europe and the rest of the world, page 44

3.                                      In response to comment 61 in the letter to William M. Freeman, Esq., Senior Vice President and Acting General Counsel, NYSE Group, Inc., from Christian Windsor, Special Counsel, Commission, dated October 20, 2006 (“Comment Letter 1”), you revised the reference to “securities trading” to note that it includes options and futures derivatives business.  Since all futures are not securities (securities futures are limited to futures on a single security or futures on a narrow based security index), and it appears that Euronext may have futures derivatives business that is not securities futures business, please advise us supplementally whether the reference on page 44 is intended to cover all futures derivatives, or just those futures that are securities.  If the former, please revise the statement on page 44 to clarify.

Response:  Upon further reflection, it is proposed that the Registration Statement refer to “cash trading” and to “derivatives trading”, which are the relevant business lines.  The disclosure on pages 43 and 44 has been revised to address the Staff’s comment and a parenthetical definition of the scope of NYSE Euronext’s derivatives business has been included.  Derivatives in this context is used in its generic sense, meaning a financial product (a contract) that derives its price from an underlying asset.  For example, and as disclosed elsewhere in the Registration Statement, NYSE Euronext’s product range will include options on single equities and equity indices (in the United States and Europe), futures on single equities and equity indices (in Europe), financial futures and options (e.g., on interest rates) and commodity futures and options (e.g., on softs and agricultural products) (both in Europe).

The Combination—Euronext’s Reasons from the Combination—Strategic Considerations, page 86

4.                                      In connection with comment 74 in Comment Letter 1, you revised the statement and advised us supplementally that your reference to the Commission’s “public statements” was to the “SEC Office of International Affairs and Division of Market Regulation and Corporation Finance Fact Sheet” issued on June 16, 2006 (“June 16, 2006 statement”) concerning potential cross-border exchange mergers.  We note that the June 16, 2006 statement does not state that “the Sarbanes-Oxley Act would continue to be applicable only to companies that list, offer or register their securities in the United States.”  Please revise to eliminate this statement or revise to reflect statements made by the Commission.

Response:  The disclosure on page 85 has been revised to address the Staff’s comment.

The Combination—The Delaware Trust and the Dutch Foundation—Term of the Dutch Foundation and the Delaware Trust, page 120

5.                                      In the first paragraph, you note that the special arrangements have been submitted to the Commission.  We note however, that you have not submitted or filed any materials specific to the Delaware Trust.

Response:  The disclosure on page 119 has been revised to address the Staff’s comment.  Supplementally the Staff is advised that NYSE Group plans to submit documentation relating to the Delaware Trust for review by the Staff.

The Combination—Regulatory Approvals—General, page 134

6.                                      In the third sentence of the paragraph, you note that the obligation to complete the combination is conditioned upon the receipt of approval of the combination from the Commission.  We note that the Commission would not approve the combination, but rather, may approve certain elements of the proposed organization and operations in connection with the combination.  See also comment 51 in Comment Letter 1.

Response:  The disclosure on page 133 has been revised to avoid the inference that Commission must approve the actual combination.

The Combination Agreement—Governance and Management—General, page 158

7.                                      In response to comment 53 in Comment Letter 1, the definition of “Europe” (for purposes of certain of the provisions of the NYSE Euronext certificate of incorporation and bylaws and the Delaware trust and Dutch foundation) is included on pages 19, 42, 116, and 158.  We note that the definition on page 158 does not match the definitions on the other pages (the parenthetical following item (3) is missing).  Please revise to reconcile these definitions.

Response:  The disclosure on page 157 has been revised to address the Staff’s comment.

Industry—General—United States—Electronic Trading, page 177

8.                                      In the first sentence of the first paragraph, you note that Archipelago ECN is the precursor of NYSE Arca.  On pages 187 and 316, you note that Archipelago ECN is the precursor of ArcaEx.  On page 220, Archipelago ECN is noted as the precursor to NYSE Arca LLC and the ArcaEx equity trading system.  Please revise the Registration Statement to reconcile these statements.

Response:  The disclosure on pages 176 and 219 has been revised to reflect that Archipelago ECN was the precursor to ArcaEx.

Industry—U.S. Markets—U.S. Equities Market—Market Data Services, page 180

9.                                      In the last paragraph, you state that the NYSE is not currently a UTP Plan participant.  Please update this section to reflect any steps taken in connection with an attempt to join the UTP Plan as a participant.

Response:  The disclosure on pages 179 to 180 has been revised to address the Staff’s comment.

Industry—U.S. Markets—U.S. Equity Options Markets, page 181

10.                               In response to comment 92 of Comment Letter 1, you revised the paragraph to state that the Commission “requested” that the options exchanges be prepared for a penny pilot in a limited number of issues for implementation by late January 2007.  We note that Chairman urged the exchanges to begin quoting a limited number of options in pennies on a pilot basis, rather than requested.  Please revise the statement accordingly.

Response:  The disclosure on page 180 has been revised to address the Staff’s comment.

Industry—European Markets—Global Listing Services, page 184

11.                               In the first sentence of the third paragraph, the reference to “NYSE Arca” should be revised to be a reference to “NYSE Arca, Inc.”

Response: The disclosure on page 183 has been revised to address the Staff’s comment.

Regulation—U.S. Regulation—Recent U.S. Regulatory Developments—Access Rule, page 191

12.                               Please revise the last sentence of the paragraph to reflect that compliance by automated trading centers is required by February 5, 2007.

Response:  The disclosure on page 190 has been revised to address the Staff’s comment.

Regulation—U.S. Regulation—Recent U.S. Regulatory Developments—Market Data Rules and Plans, page 191

13.                               Please revise the last sentence to reflect that compliance with the new formula for the Market Data Rule is required by April 1, 2007.  Please also revise to reflect that compliance with all other market data changes was required by August 29, 2005.

Response:  The disclosure on page 190 has been revised to address the Staff’s comment.

Information about NYSE Euronext—NYSE Euronext’s Strategy, page 202

14.                               In comment 96 of Comment Letter 1, we requested that you revise the statement under Pursue Strategic Acquisitions and Alliances, “[a]s the world’s largest and most recognized brand name…, NYSE Euronext…” to reflect that the combined entity, NYSE Euronext, does not currently exist, please revise to account for this.  You revised the statement to add that as such, NYSE Euronext “will be extremely well-positioned.”  However, we believe the initial clause “as the world’s largest…” connotes a present condition.  Please revise to clarify.

Response:  The disclosure on page 201 has been revised to address the Staff’s comment.

Information about NYSE Group—Overview—SIAC, page 219

15.                               Which entity win be purchasing the American Stock Exchange’s interest in SIAC—NYSE Group or New York Stock Exchange LLC?  On page 219, you note that NYSE Group will purchase the interest in SIAC.  On page 222, it is noted that NYSE (which is defined as New York Stock Exchange LLC) will be the purchaser.  Please revise the Registration Statement to reconcile these statements and similar statements throughout the Registration Statement.

Response:  The disclosure on pages 218 to 219 has been revised to reflect that New York Stock Exchange LLC has purchased the American Stock Exchange’s one third interest in SIAC.

Information about NYSE Group—The NYSE and NYSE Area—The NYSE Hybrid Market Initiative, page 233

16.                               In the first full paragraph, please revise to reflect that the Phase III pilot for 340 securities is approved through November 30, 2006.

Response:  The disclosure on page 232 has been revised to address the Staff’s comment and to reflect the fact that the Phase III pilot has actually been approved for 366 securities.

Information about NYSE Group—Executive Compensation—NYSE Compensation Plans, page 258

17.                               The first paragraph of this section notes that these plans are for the potential benefit of certain officers and employees of NYSE Group, NYSE Market, and NYSE Regulation.  The Retirement Accumulation Plan on page 259 notes that for “NYSE employees” a new plan account was established.  Similarly, the ICP Award Deferral Plan and Severance Plans descriptions on page 262 refer to employees of NYSE.  Please advise us supplementally whether these plans only apply to employees of New York Stock Exchange LLC.  If the plans apply to employees of entities other than New York Stock Exchange LLC, please revise to clarify.

Response:  The disclosure on pages 256 and 259 has been revised to reflect that Retirement Accumulation Plan and the Severance Plan currently cover employees of the NYSE and will cover employees of Archipelago starting January 1, 2007.  The definition of “NYSE” under “Certain Frequently Used Terms” has been revised to reflect that that term includes subsidiaries of the NYSE when the context requires, and the definition of “Archipelago” has been revised to include subsidiaries of Archipelago.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Sources of Revenues—Activity Assessment Fees, page 274

18.                               In connection with comment 109 of Comment Letter 1, please further revise the statements on pages 274, 319 and FIN 67 to reflect that the national securities exchanges pay fees pursuant to Section 31, not NYSE Group or Archipelago.

Response:  The disclosure on pages 273, 320 and FIN 67 has been revised to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Archipelago—Year Ended December 31, 2005 Versus Year Ended December 31, 2004—Expenses, page 327

19.                               In response to comment 57 in Comment Letter 1, we note that the entity listed as performing “self-clearing” on page 327 is “Archipelago, Securities, Inc.,” whereas in other references to such self-clearing, the entity listed is “Archipelago Securities, LLC.  Please revise to reconcile the entity names.

Response:  The disclosure on page 328 has been revised to reflect that Archipelago Securities, LLC is the correct entity.

Information about Euronext—Sale of Software:  GL TRADE—Products and Services—Market data and content, page 356

20.                               Please update the last sentence to reference current data providers.  We note that Supermontage in now incorporated in The NASDAQ Market Center.

Response:  The disclosure on page 357 has been revised to address the Staff’s comment.

*                              *                              *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1327 or my colleague, David Lam, at (212) 403-1394.

Very truly yours,

/s/ DAVID C. KARP

David C. Karp

Enclosures

cc:	Gregory Dundas, Esq.
Matthew Komar, Esq.
Paul Cline, Esq.
Nancy Sanow, Esq.
John Roeser, Esq.
Kim Allen, Esq.
Susie Cho, Esq.
Angela Muehr, Esq.
Securities and Exchange Commission

John A. Thain
William M. Freeman, Esq.
NYSE Group, Inc.

Victor I. Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP

David K. Lam, Esq.
Wachtell, Lipton, Rosen & Katz